U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

   GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           New Vision Holdings, Inc.
                 (Name of Small Business Issuer in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)


                                   22-3860332
                      (I.R.S. Employer Identification No.)


                  54 Gudz Road, Lakewood, New Jersey       08701
               (Address of principal executive offices) (Zip Code)


                                  732-921-9627
                           (Issuer's telephone number)

                                  810-277-6296
                             (Issuer's Fax number)


        Securities to be registered under Section 12(b) of the Act: [ ]

        Securities to be registered under Section 12(g) of the Act: [X]


                    Title of each class to be so registered:
                    Common Stock, $0.001 par value per share.

================================================================================

                                TABLE OF CONTENTS

Part I

  Item 1. Description of Business
  Item 2. Plan of Operation
  Item 3. Description of Property
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors, Executive Officers, Promoters and Control Persons
  Item 6. Executive Compensation
  Item 7. Certain Relationships and Related Transactions
  Item 8. Description of Securities

Part II

  Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
  Item 2. Legal Proceedings
  Item 3. Changes in and Disagreements with Accountants
  Item 4. Recent Sales of Unregistered Securities
  Item 5. Indemnification of Directors and Officers

Part F/S  Financial Statements

PART III

  Index to Exhibits

To simplify the language in this Registration Statement, New Vision Holdings, Inc. is referred to herein as the "Company," "we," or "our."

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

We were incorporated in the State of Delaware on July 19, 2002. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF ISSUER

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (the "business opportunity").

We are voluntarily registering a class of our securities on this Form 10-SB registration statement, although we are not required to do so, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). U.S. Securities and Exchange Commission (the "Commission") approval of a Form 10-SB will obligate us to file reports subject to Exchange Act Section 13. If we become a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an Exchange Act registered corporation and of establishing a public market for its common stock. However, we cannot assure you that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, we cannot assure you that we will be successful in our completion of a business combination.

We do not plan to engage professional firms specializing in business acquisitions or reorganizations. We do not intend to employ or retain consultants or outside advisors to obtain business opportunities. In the event that we retain a consultant or outside advisor, we intend to require that the consultant/advisor will have experience as a consultant/advisor in similar mergers. We are unable to predict the exact compensation that we may pay to a consultant/advisor, but we expect that any such consultant/advisor will require a fee based on the cash compensation paid to our president, if any, and a percentage of the common stock, if any, that management may retain, or that the Company may issue, upon the consummation of the merger. We have no agreements or contracts between a consultant/advisor or any other companies that are searching for blank check companies with which to merge.

We may merge with a company that has retained one or more consultants or outside advisors. In that situation, we expect that the business opportunity will compensate the consultant or outside advisor. Management has not in the past retained any consultants or outside advisors to search for business opportunities.


ASPECTS OF A REPORTING COMPANY

        There are certain perceived benefits to being a reporting company. These are commonly thought to include, but not limited to, the following:

        *        increased visibility in the financial community;

        * compliance with a requirement for admission to quotation on the NASD OTC Bulletin Board or on the Nasdaq SmallCap Market;

        *        improved trading efficiency;

        *        shareholder liquidity;

        * the facilitation of borrowing from financial institutions;

        *        greater ease in subsequently raising capital;

        * compensation of key employees through stock options for which there may be a market valuation;

        *        enhanced corporate image.

        There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include, but are not limited to, the following:

        *        requirement for audited financial statements;

        *        required publication of corporate information;

        * required filings of periodic and episodic reports with the Securities and Exchange Commission;

        * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

        Certain private companies may find a business combination more attractive than an initial public offering of their securities.

 Reasons for this may include the following:

        *        possible delays in the public offering process;

        *        greater dilution of outstanding securities.

        *        inability to obtain an underwriter;

        * possible larger costs, fees and expenses of a public offering;

        Certain private companies may find a business combination less attractive than an initial public offering of their securities.

 Reasons for this may include the following:

        * no investment capital raised through a business combination;

        *        no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

        A business entity, if any, which may be interested in a business combination with us may include the following:

        * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

        * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

        * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

        * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

        * a foreign company which may wish an initial entry into the United States securities market;

        A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding shares of our common stock and the substitution by the target company of its own management and board of directors.

COMPETITION

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities. Consequently, we will be at a competitive disadvantage in identifying and successfully completing possible business opportunities.

INTELLECTUAL PROPERTY

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

GOVERNMENT REGULATION

We cannot anticipate or determine the effect of many possible governmental regulations, including environmental laws, because we have not determined the type of business we will be engaged in. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a "blank check" offering; we are registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a "blank check" offering. However, upon consummation of a business opportunity, our business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated, if at all.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

REPORTING REQUIREMENTS

Companies subject to Exchange Act Sections 13 and 15(d) are required to provide information about significant acquisitions, including certified audited financial statements of the acquired company for one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some business opportunities to prepare audited financial statements may preclude consummation of an otherwise desirable business opportunity.

The additional time and costs for some potential target companies to prepare financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.


RISK FACTORS

        We are subject to numerous risk factors, including the following:

        WE HAVE NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS. We have had no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources. We have sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". We may never be profitable.

        WE ONLY HAVE ONE DIRECTOR AND ONE OFFICER. Our sole officer is Josh Weinfeld who is also our sole director and our sole shareholder. Because management consists of only one person, we do not benefit from multiple judgments that a greater number of directors or officers would provide and We will rely completely on the judgment of our sole officer and director when selecting a target company. Mr. Weinfeld anticipates devoting only a limited amount of time per week to our business.
Mr. Weinfeld has not entered into a written employment agreement with the Company and he is not expected to do so. We do not maintain key man life insurance on Mr. Weinfeld. The loss of the services of Mr. Weinfeld would adversely affect development of our business and our likelihood of commencing operations.

           PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for our securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

        THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. We are and will likely continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Our competitors have significantly greater financial resources, technical expertise and managerial capabilities than we do and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we may also compete with numerous other small public companies in seeking merger or acquisition candidates.

     OUR PROPOSED OPERATIONS ARE SPECULATIVE. The success of our proposed business plan will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that we will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information. We may not identify a target company and therefore may not consummate a business combination. We do not have any agreements to acquire a target company.

        THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO
MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. As of the original filing date of this registration statement, we have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. We do not intend to enter into a business combination, if at all, until after the effective date of this registration statement. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. We may not be able to negotiate a business combination on terms favorable to us.

        REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, We are required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us at the time of effecting a business combination. In cases where audited financial statements are unavailable, we may have to rely upon information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for us.


        PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest our Company. As a condition of the business combination agreement, our President, Josh Weinfeld, our sole shareholder, may agree to sell, transfer or retire all or a portion of his common stock of our Company to provide the target company with all or majority control. The resulting change in our control will likely result in removal of our present officer and director and a corresponding reduction in or elimination of his participation in our future affairs.

        POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS
COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of our common stock may increase or decrease, perhaps significantly.

        TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both our Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.


EMPLOYEES

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with Mr. Weinfeld. Mr. Weinfeld, our President, is involved in other full-time business activities. Mr. Weinfeld, individually, consults with various private and public companies as a private consultant regarding business and corporate matters. Mr. Weinfeld does not receive cash compensation for his services rendered to us.

ITEM 2. PLAN OF OPERATION.

PLAN OF OPERATION - GENERAL

We have no operations or revenues. If this registration statement clears the Commission's comments, in the next twelve months we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

We currently have no contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between us and such other company.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. However, our management will not select or enter into a merger agreement with a company unless such company can provide audited financial statements and comply with all SEC reporting requirements. Our management will have complete discretion in selecting an appropriate business opportunity.

Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative research and analysis of such business opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company. The owners of the business opportunities will, however, incur significant legal and accounting costs associated with Commission and state reporting requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements. Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Our management believes that our plan of operations will be conducted through the efforts of our president, Mr. Josh Weinfeld, and will not require that we raise any additional funds from investors. We have not, and we do not intend to, advertise in search of business opportunities.

We anticipate that business opportunities will be referred to us from various sources, including our president, Josh Weinfeld, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We will rely principally on the personal and business contacts of Mr. Weinfeld.
We can not predict the number of individuals or companies, if any, who may approach our management about the company.

We will not enter into a business combination with a company in which our management or their affiliates or associates have a current ownership interest. However, there is no policy, corporate bylaw or shareholder resolution prohibiting the company from merging or acquiring a business, asset or company in which any potential affiliate or associate of the company or our management has any direct or indirect ownership.

We will not be able to expend a significant amount of funds on a complete and exhaustive diligence review. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our management's limited business experience in such matters.

We will not raise additional monies from investors while we are a blank check company. However, upon the consummation of a business opportunity, the combined entities may raise monies through an equity or debt offering.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that demand for shell corporations has increased dramatically since the Commission imposed stringent requirements on "blank check" companies pursuant to Rule 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. However, we can provide no assurance that the foregoing assumption is accurate or correct.

Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon a registration exemption under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company.

Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We will seek to expand our operations through consummation of a currently unidentified business opportunity, which entails risks that purchasers of our securities will not have a basis to evaluate. We plan to expand our operations with companies that will complement or enhance our Company's business. We cannot assure that we will be able to ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific merits or risks of any potential business opportunity that we may undertake.

EVALUATION OF OPPORTUNITIES

Mr. Weinfeld will undertake and supervise the analysis of new business opportunities for our Company. Mr. Weinfeld will be the key person in the search, review and negotiation with potential acquisition or merger candidates. Our management likely will not have any quantifiable experience in the businesses of any particular target companies that our management reviews. Mr. Weinfeld has no experience in managing development stage companies similar to our Company. Mr. Weinfeld will devote only approximately 15-25 hours per week to the business affairs of the Company, until such time as they determine that an acquisition is highly favorable. Management expects that normal day-to-day operations would involve intermittent discussions with possible business opportunities, and the preparation and filing of periodic reports with the Commission.

Prior to making a decision to recommend to shareholders participation in a business opportunity, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other information that we may deem relevant.

For example, in analyzing prospective business opportunities, our management may consider the following matters:

     -    the target's prospects for the future;

     -    the present and expected competition in the target's industry;

     - the quality and experience of management services which may be available and the depth of that management within the target;

     - the available technical, financial and managerial resources; working capital and other financial requirements of the target;

     -    the target's history of operations, if any;

     - the potential for further research, development or exploration in the target's industry;

     - specific risk factors which may be anticipated to impact the proposed activities of our company;

     -    the potential for growth or expansion and profit;

     - the perceived public recognition or acceptance of products, services or trades of the target and the industry and brand or name identification; and

     -    any other relevant factors.

ACQUISITION OF OPPORTUNITIES

The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties. However, we may pay a finder's fee for persons locating and introducing an acquisition prospect. In the event we consummate a transaction with an entity introduced by a finder, we may compensate the finder for the referral in the form of a finder's fee. If a finder's fee is paid, we anticipate that the finder's fee will be in the form of a transfer of a portion of the existing restricted common stock held by Mr. Weinfeld, newly issued stock by our Company, and/or in the form of cash consideration. If the finder's fee is paid in the form of common stock, the Board of Directors will approve the transfer or issuance. If the finder's fee is in the form of cash, the acquisition or merger candidate will tender the fee because the Company has insufficient cash available to make any fee payment. If any such fee is paid, our Board of Directors will approve the fee.

We anticipate that upon Mr. Weinfeld relinquishing control of the company, Mr. Weinfeld will receive fees in the form of a combination of cash and stock. We anticipate that the cash fees will be approximately $50,000 to $100,000, although the fees may be greater or less than this amount. We also anticipate that Mr. Weinfeld will retain a portion of his stock, most likely in the range of 100,000 - 200,000 shares, although the actual number of shares that he retains may vary significantly.

ITEM 3. DESCRIPTION OF PROPERTY.

We currently have no material assets, lease or any real or personal property. We currently occupy office space provided by our President, Josh Weinfeld, without charge, at 54 Gudz Road, Lakewood, New Jersey, 08701.

There are no preliminary agreements or understandings regarding the office facility after the business opportunity is completed. Upon closure of a business opportunity, we plan to relocate to our business opportunity office.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of August 15, 2002, there were 5,000,000 shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS(1):



Beneficial Owner              Class          Amount      Percentage
----------------          -------------   -----------   -------------------

Josh Weinfeld              Common Stock    5,000,000         100%
Director/President
54 Gudz Road
Lakewood, New Jersey
08701


SECURITY OWNERSHIP OF MANAGEMENT(2):



Beneficial Owner              Class          Amount      Percentage
----------------          -------------   -----------   -------------------
Josh Weinfeld              Common Stock    5,000,000         100%
Director/President
54 Gudz Road
Lakewood, New Jersey
08701

TOTAL                      Common Stock    5,000,000         100%
Common Shares
Officers and
Directors




(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by community property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

    We have no current plans to issue any stock to management, promoters, or their affiliates or associates. However, upon the consummation of a business opportunity, our company may issue stock to one or more of these persons. We have no policy regarding the amount of shares that may be issued to any of these persons.

CHANGE OF CONTROL.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of our present management and a corresponding reduction or elimination of his participation in our future affairs.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Mr. Josh Weinfeld, 23 years of age, has been an Officer and Director of the Company since inception. Since 1999, Mr. Weinfeld has day-traded for his own account. Mr. Weinfeld has also, individually, consulted with public companies on mergers, acquisitions, and corporate finance matters. He does not serve as an officer, director or 5% shareholder of any other public company.

     There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 5,000,000 shares of our common stock to Josh Weinfeld, our Chairman and President, for $500 at a purchase price of $.0001, par value, per share. Other than this transaction, we have not entered into transactions with any promoters. The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believe this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares. Further, securities were not offered or sold to more than thirty-five unaccredited investors.

ITEM 8. DESCRIPTION OF SECURITIES.

QUALIFICATION.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws.

COMMON STOCK.

Our Articles of Incorporation authorize us to issue up to 100,000,000 common shares, $0.0001 par value per common share. There are currently 5,000,000 shares of common stock outstanding.

PREFERRED STOCK.

Our Articles of Incorporation authorize us to issue up to 20,000,000 preferred shares, $0.0001 par value per preferred share. There are currently no shares of preferred stock outstanding.

LIQUIDATION RIGHTS.

Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

DIVIDEND RIGHTS.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Nevada Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

VOTING RIGHTS.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

OTHER RIGHTS.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common shareholders not included herein. There is no provision in our charter or bylaws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

RULE 144.

The SEC has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The SEC believes that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is no established public trading market for our securities. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 5,000,000 shares of our common stock held by Josh Weinfeld, our President and director, that are restricted securities pursuant to the Securities Act.
There is no common equity of our Company being offered subject to an employee benefit plan.

We have not applied for a listing on any public trading exchange. No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

ITEM 2. LEGAL PROCEEDINGS.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant since the Company's inception has been Weinberg & Company, P.A.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In August 2002, we issued 5,000,000 shares of our common stock to Josh Weinfeld, our President and director, for a purchase price of $500, $.0001 par value per share. The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believe this exemption is available because these issuances were transactions not involving a public offering.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provide that we shall have the power, in our bylaws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the bylaws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                               FOR THE PERIOD FROM
                            JULY 19, 2002 (INCEPTION)
                               TO AUGUST 31, 2002

                            NEW VISION HOLDINGS, INC
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS
                                    --------


PAGE     1     INDEPENDENT  AUDITORS'  REPORT

PAGE     2     BALANCE  SHEET  AS  OF  AUGUST  31,  2002

PAGE     3     STATEMENT  OF  OPERATIONS  FOR  THE  PERIOD  FROM
               JULY 19, 2002 (INCEPTION) TO AUGUST 31, 2002

PAGE     4     STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY  FOR
               THE  PERIOD  JULY  19,  2002  (INCEPTION)  THROUGH
               AUGUST 31, 2002

PAGE     5     STATEMENT  OF  CASH  FLOWS  FOR  THE  PERIOD  FROM
               JULY 19, 2002 (INCEPTION) THROUGH AUGUST 31, 2002

PAGES  6 - 7   NOTES  TO  FINANCIAL  STATEMENTS  AS  OF  AUGUST  31, 2002

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To  the  Board  of  Directors  of:
New  Visions  Holdings,  Inc.

We have audited the accompanying balance sheet of New Vision Holdings, Inc. (a development stage company) and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 19, 2002
(inception)  to  August  31,  2002.   These  financial  statements  are  the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of New Vision Holdings, Inc. (a development stage company) and the results of its operations and its cash flows for the period from July 19, 2002 (inception) to August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.




WEINBERG  &  COMPANY,  P.A.


Boca  Raton,  Florida
September 12, 2002

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 2002
                              ---------------------

                                     ASSETS
                                     ------


ASSETS
Cash                                                              $ 1,110
                                                               ----------
TOTAL ASSETS                                                      $ 1,110
-------------                                                  ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------



LIABILITIES                                                       $     -
                                                                ----------

STOCKHOLDERS' EQUITY
 Preferred stock, $.0001 par value, 20,000,000 shares authorized  $     -
 Common stock, $.0001 par value, 100,000,000 shares authorized,
 5,000,000 issued and outstanding                                     500
 Additional paid-in capital                                         5,610
 Accumulated Deficit                                               (5,000)
                                                                ----------
  Total Stockholders' Equity                                        1,110
                                                                ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 1,110
-------------------------------------------                     ==========

                See accompanying notes to financial statements.
                                        2

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM JULY 19, 2002 (INCEPTION)
                             THROUGH AUGUST 31, 2002
                             -----------------------


REVENUES                         $     -
                                 --------
OPERATING EXPENSES
Professional fees                  5,000
                                 --------
NET LOSS                         $(5,000)
                                 ========


                See accompanying notes to financial statements.
                                        3

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE PERIOD FROM JULY 19, 2002 (INCEPTION)
                             THROUGH AUGUST 31, 2002
                             -----------------------

                                                                Additional
                                                Common Stock     Paid-In  Accumulated
                                              Shares    Amount   Capital  Deficit   Total
                                           ----------- --------  -------- --------  -----
Issuance of common stock                     5,000,000  $   500  $    610  $   -   $1,110

Contribution of services                             -        -     5,000      -    5,000

Net loss, from July 19, 2002 (inception) to
 August 31, 2002                                     -        -         - (5,000) (5,000)
                                           ----------- --------  -------- --------  -----


BALANCE, AUGUST 31, 2002                     5,000,000  $   500  $ 5,610 $(5,000)  $1,110
-------------------------                  =========== ========  ======== ======== ======

                See accompanying notes to financial statements.
                                        4

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM JULY 19, 2002 (INCEPTION)
                             THROUGH AUGUST 31, 2002
                             -----------------------




CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                   $(5,000)
Contribution of services                     5,000
Net Cash Used In Operating Activities            -
                                           --------

CASH FLOWS FROM INVESTING ACTIVITIES             -

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                     1,110
Net Cash Provided By Financing Activities    1,110
                                           --------

NET INCREASE IN CASH                         1,110

CASH - BEGINNING OF PERIOD                       -

CASH - END OF PERIOD                       $ 1,110
-----------------------------------------  --------




                See accompanying notes to financial statements.

                            NEW VISION HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 2002
                              ---------------------

NOTE 1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------     ------------------------------------------

(A) ORGANIZATION AND BUSINESS OPERATIONS
----------------------------------------

New Vision Holdings, Inc. (a development stage company) (the "Company") was incorporated in the State of Delaware on July 19, 2002 to serve as a vehicle to effect a merger, exchange of capital stock or other business combination with a domestic or foreign private business. As of August 31, 2002, the Company did not commence any formal business operations. Therefore, all the activities to date relate to the Company's organization and proposed fund raising.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business.

(B)  USE  OF  ESTIMATES
-----------------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)  CASH  AND  CASH  EQUIVALENTS
---------------------------------

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(D)  INCOME  TAXES
------------------

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 2002.

NOTE  2     STOCKHOLDER'S  EQUITY
-------     ---------------------

(A)  PREFERRED  STOCK
---------------------

The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

(B)  COMMON  STOCK
------------------

The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par value. The Company issued 5,000,000 shares of its common stock for consideration of $1,110.

(C)  ADDITIONAL  PAID-IN  CAPITAL
---------------------------------

Additional paid-in capital as of August 31, 2002 includes the professional costs incurred by the sole shareholder on behalf of the Company in the amount of $5,000.

PART III

                                INDEX TO EXHIBITS

Exhibit 3.1         Articles of Incorporation

Exhibit 3.2         Bylaws

Exhibit 3.3         Common Stock Specimen


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 1, 2002.


                                        New Vision Holdings, Inc.


                                        /s/  Josh Weinfeld
                                        -----------------------------
                                        By:  Josh Weinfeld
                                        Its: President